

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2013

Via E-mail
Ronald R. Reed
President and CEO
Citizens Independent Bancorp, Inc.
188 West Main Street
Logan, OH 43138

> **Re:** **Citizens Independent Bancorp, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 8, 2013**
> **File No. 333-191004**

Dear Mr. Reed:

We have reviewed your amended registration statement and related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. Please ensure that you include a recently dated consent from your independent accountants in the pre-effective amendment.

2. We note your response to prior comment 1 in our letter dated October 2, 2013 and reissue the comment. The language that you point to appears to modify the grant of authority to the Board itself and not the requirement that directors own company stock in order to serve on the Board. Moreover, there appears to be a requirement of nine directors. It appears that you may need a shareholder meeting to amend the Regulations in order to carry out this offering. Please advise.

Risk Factors, page 9

3. A material risk would appear to be that you are currently operating without a Board duly constituted under your organizational documents.

Unaudited Pro Forma Financial Information, page 26

4. Please refer to your response to comment 10 of our October 2, 2013 letter. Had the rights offering been fully subscribed and shares issued thereunder, the number outstanding shares used to determine EPS would have increased. Please revise to reflect that increase in the pro forma income statement.

Dilution, page 28

5. We note your response to prior comment 11 in our letter dated October 2, 2013 and reissue. Please advise or revise to account for any substantial disparity between the offering price and the cost of stock purchased in the last five years by directors or officers, including your two newest officers.

Compensation of Employees, page 89

6. A caption like "Compensation of Executive Officers" is more appropriate than "Compensation of Employees." Please revise.

Security Ownership…, page 92

7. Please disclose the security ownership of your recently appointed executive officers, Mr. Livesay and Mr. Knuckel.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline at (202) 551-3851 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or me at (202) 551-3698 with any other questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief

cc: Via E-mail
        Michael D. Martz, Esq.